EXHIBIT G
                                                                       ---------
                         WCAS CAPITAL PARTNERS IV, L.P.
                           320 Park Avenue, Suite 2500
                          New York, New York 10022-6815



                                                                October 17, 2004


EGL Holding Company
c/o Welsh, Carson, Anderson & Stowe
320 Park Avenue, Suite 2500
New York, New York 10022-6815

     Re: Commitment Letter

Ladies and Gentlemen:

          Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), by and among EGL Holding Company, a Delaware corporation ("Parent"), EGL Acquisition Corp., a Delaware corporation ("Acquisition"), and Select Medical Corporation, a Delaware corporation (the "Company"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

          WCAS Capital Partners IV, L.P. ("WCAS CP IV") hereby commits to Parent that, at the Effective Time, subject to the satisfaction or waiver (with WCAS CP IV's consent) of each of the conditions precedent set forth in Sections 6.1 and
6.2 of the Merger Agreement, WCAS CP IV shall purchase, for an aggregate purchase price of $150,000,000 in cash, (i) senior subordinated notes of Parent in an aggregate principal amount of $150,000,000 and having the terms described on Annex A hereto and (ii) equity securities of Parent (the amount and type of such equity securities to be determined in accordance with the methodology referred to in the Amended and Restated Agreement of Limited Partnership of WCAS CP IV). The proceeds of such purchase will be contributed by Parent to Acquisition in exchange for common equity of Acquisition and used by Acquisition to provide a portion of the funds needed to consummate the Merger, to finance the Company's tender offer for its existing senior subordinated notes, to repay certain of the existing senior indebtedness of the Company and its subsidiaries and to pay transaction expenses in connection with the Merger and the transactions related thereto. WCAS CP IV's commitment and other obligations under this letter agreement will terminate upon the termination of the Merger Agreement.

          At the Closing, Parent shall cause the Surviving Corporation to reimburse WCAS CP IV and its affiliates for (or pay on their behalf) all of the out-of-pocket fees and expenses incurred by them in connection with the transactions contemplated by the Merger Agreement and this letter agreement, including, without limitation, the fees and expenses of their legal, accounting, financial and other advisors.

          Notwithstanding anything that may be expressed or implied in this letter agreement, Parent covenants, agrees and acknowledges that no Person other than WCAS CP IV shall have any obligation to capitalize Parent or Acquisition hereunder and that, notwithstanding that WCAS CP IV is a partnership, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any current or future officer, agent or employee of WCAS CP IV, against any current or future general or limited partner of WCAS CP IV or against any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, or otherwise. Without limiting the generality of the foregoing it is expressly agreed and acknowledged by Parent that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of WCAS CP IV or any current or future general or limited partner of WCAS CP IV or any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing, as such for any obligations of WCAS CP IV under this letter agreement or any documents or instruments delivered in connection herewith or for any claim relating to, based on, in respect of or by reason of such obligations or their creation.

          Each of WCAS and Parent covenants, agrees and acknowledges that: (i) this letter agreement may be executed in two or more counterparts (and may be delivered by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument; (ii) this letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; (iii) nothing express or implied is intended to or shall confer upon any other Person any other right, benefit or remedy of any nature whatsoever relating to, under or by reason of this letter agreement; (iv) this letter agreement and all claims arising hereunder shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of Laws thereof; (v) any claim arising under this letter agreement shall be brought exclusively in the state or federal courts sitting in New York County, New York, and such courts are agreed to be a convenient forum for such claims and (vi) this letter agreement, together with the Merger Agreement and the other agreements executed in connection with the Merger Agreement on the date hereof, sets forth the entire agreement and understanding of the parties with respect to the subject matter hereof and supercedes all prior written and oral agreements and understandings with respect thereto.



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



                                         Very truly yours,

                                         WCAS CAPITAL PARTNERS IV, L.P.

                                         By WCAS CP IV Associates LLC,
                                            General Partner



                                         By /s/ Sean M. Traynor
                                            ------------------------------------
                                            Managing Member


Accepted and agreed to as of
the first date above written:


EGL HOLDING COMPANY



By /s/ Sean M. Traynor
   ---------------------------------
   Name: Sean M. Traynor
   Title: Chief Executive Officer

                                                                         ANNEX A
                                                                         -------

                       Summary of Principal Terms of Notes
                       -----------------------------------


Issuer                  Parent

Principal Amount:       $150,000,000

Ranking: Subordinate in right of payment to any guaranty by Parent of the Surviving Corporation's senior credit facility ("Senior Indebtedness") on terms satisfactory to the providers of the senior credit facility and bridge loan facility

Maturity:               The tenth anniversary of the Closing Date

Optional Prepayment:    At any time at par

Mandatory Prepayment:   Upon a change of control or an IPO

Interest Rate:          10.0% per annum for interest paid in cash and 12.0% per
                        annum for interest paid-in-kind

Interest Payments:      Payable in cash on a semi-annual basis to the extent
                        allowed under the agreements governing Senior
                        Indebtedness. If not paid in cash, interest shall be paid-in-kind






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